MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
    The following is management’s discussion and analysis of financial condition and results of operations of Eneti Inc. for the six-month period ended June 30, 2023. The following discussion and analysis should be read in conjunction with our unaudited condensed consolidated financial statements, including the notes thereto, included in this report, which have been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP, and the discussion included in our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the U.S. Securities and Exchange Commission, or the SEC, on April 14, 2023, or our Annual Report. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, such as those set forth in the section entitled “Risk Factors” included in our Annual Report.
    Unless otherwise indicated, references to “Eneti,” the “Company,” “we,” “our,” “us,” or similar terms refer to Eneti Inc. and its subsidiaries, except where the context otherwise requires.
Overview
Eneti Inc. is a leading provider of installation and maintenance vessels to the offshore wind sector and is focused on the offshore wind and marine-based renewable energy industry and has invested in the next generation of Wind Turbine Installation Vessels (“WTIVs”). The Company operates five WTIVs, which in addition to wind farm installation can perform maintenance, construction, decommissioning and other tasks within the offshore industry. The Company typically operates its five WTIVs (collectively “our fleet”) on modified time charters, which provide a fixed and stable cash flow for a known period of time, and often places risks, such as weather downtime, on the charterer’s account.

The Company’s marine energy business is managed as a single operating segment.
Non-GAAP Financial Measures
    To supplement our financial information presented in accordance with U.S. GAAP, management uses certain “non-GAAP financial measures” as such term is defined in Regulation G promulgated by the SEC. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with U.S. GAAP. Management believes the presentation of these measures provides investors with greater transparency and supplemental data relating to our financial condition and results of operations, and therefore a more complete understanding of factors affecting our business than U.S. GAAP measures alone. In addition, management believes the presentation of these matters is useful to investors for period-to-period comparison of results as the items may reflect certain unique and/or non-operating items such as asset sales, write-offs, contract termination costs or items outside of management’s control.
    Earnings before interest, taxes, depreciation and amortization, or EBITDA, adjusted net income and adjusted EBITDA are non-GAAP financial measures that we believe provide investors with a means of evaluating and understanding how our management evaluates our operating performance. These non-GAAP financial measures should be viewed in addition to the results reported under U.S. GAAP, and should not be considered in isolation from, as a substitute for, nor superior to financial measures prepared in accordance with U.S. GAAP.
Reconciliations of EBITDA as determined in accordance with U.S. GAAP for the six months ended June 30, 2023 and 2022 are provided below and reconciliations of adjusted net income and adjusted EBITDA as determined in accordance with U.S. GAAP for the six months ended June 30, 2023 are provided below (dollars in thousands). There were no adjustments to net income or EBITDA during the six months ended June 30, 2022.
EBITDA (unaudited)

	Six Months ended June 30
In thousands	2023	2022
Net (loss) income	$(67,402)	$56,876
Add Back:
Net interest (income) expense	(1,323)	1,809
Depreciation and amortization (1)	16,793	16,305
Income tax benefit	4,303	(589)
EBITDA	$(47,629)	$74,401
(1) Includes depreciation, amortization of deferred financing costs and restricted stock amortization.
Adjusted net (loss) income (unaudited)

	Six Months Ended June 30,
In thousands	2023
Net loss	$(67,402)	$(1.84)
Adjustments:
Write-down on vessels held for sale	49,336	$1.35
Transaction costs	3,289	$0.09
Adjusted net income (loss)	$(14,777)	$(0.40)
Adjusted EBITDA (unaudited)

Six Months Ended June 30
In thousands	2023
Net loss	$(67,402)
Impact of adjustments	52,625
Adjusted net income (loss)	$(14,777)
Add Back:
Net interest (income) expense	(1,323)
Depreciation and amortization (1)	16,793
Income tax expense	4,303
Adjusted EBITDA	$4,996
(1) Includes depreciation, amortization of deferred financing costs and restricted share amortization.
Executive Summary
•For the first half of 2023, the Company’s GAAP net loss was $67.4 million, or $1.84 per diluted share including:
◦a write-down of assets classified as held for sale of $49.3 million or $1.35 per diluted share,
◦transaction costs of $3.3 million or $0.09 per diluted, consisting primarily of legal and consulting services, related to the agreed business combination with Cadeler A/S.

•Total revenues for the first half of 2023 were $52.7 million compared to $83.7 million for the same period in 2022. First half 2023 revenues were generated primarily by the Seajacks Scylla, which worked at an offshore wind farm project in the Netherlands, as well as the Company’s three NG2500Xs which performed maintenance on offshore gas production platforms and wind turbine gear maintenance, and consulting revenue. The Seajacks Zaratan began work on the Yunlin project offshore Taiwan in June 2023.
•For the first half of 2023, the Company’s adjusted net loss was $14.8 million, or $0.40 adjusted per diluted share, which excludes the impact of the write-down of the NG2500Xs, which were classified as held for sale, of approximately $49.3 million and the $3.3 million of transaction costs incurred related to the pending business combination with Cadeler A/S (see Non-GAAP Financial Measures above).
•For the first half of 2022, the Company’s GAAP net income was $56.9 million, or $1.46 per diluted share, including a gain of approximately $46.8 million and cash dividend income of $0.4 million, or $1.22 per diluted share, from the Company’s equity investment in Scorpio Tankers Inc.
•EBITDA for the first half of 2023 was a loss of $47.6 million and EBITDA for the first half of 2022 was $74.4 million. Adjusted EBITDA for the first half of 2023 was $5.0 million (see Non-GAAP Financial Measures above).

Recent and Other Developments

Business Combination

During the second quarter of 2023, the Company and Cadeler A/S, another offshore wind turbine and foundation installation company, entered into a business combination agreement to combine through a stock-for-stock exchange offer to be made to all stockholders of Eneti based on an exchange ratio of 3.409 Cadeler shares for each Eneti share (the “Exchange Offer”).

Following the completion of the Exchange Offer, Cadeler and Eneti shareholders will own approximately 60% and 40% of the combined company, respectively, on the basis of the share counts for each of Cadeler and Eneti as of June 16, 2023 and assuming all outstanding Eneti shares are exchanged for Cadeler shares in the Exchange Offer.

The combined entity will be named Cadeler A/S and the combination is expected to close in the fourth quarter of 2023; subject to regulatory approvals and applicable conditions being met. Additional information about the business combination can be found in the Company’s previously furnished report on Form 6-K, dated June 16, 2023.

Sale of NG 2500X Vessels

During July 2023, the Company entered into an agreement with an unaffiliated third party to sell the Seajacks Hydra, Seajacks Leviathan and the Seajacks Kraken for approximately $70.0 million in aggregate. Delivery of the vessels are expected to take place before the end of 2023. The sale is expected to provide net cash proceeds of approximately $56.8 million after the repayment of amounts due on the term loan tranche under the $175.0 Million Credit Facility and related selling costs. These vessels were classified as held for sale as of June 30, 2023.

Award of New Contracts

During July 2023, Seajacks UK Limited, a wholly-owned subsidiary of the Company, has signed two new contracts in the offshore wind sector in NW Europe for between 62 and 82 days of employment for two of its NG2500X-class vessels that will generate between approximately $5.2 million and $6.7 million of revenue in 2023.

Vessel Reservation Contract for Newbuild WTIV

During September 2023, Seajacks UK Limited and a leading provider of installation and maintenance vessels to the offshore wind sector, has signed a vessel reservation agreement with an undisclosed client to transport and install turbines.

With mobilization commencing in the first quarter of 2027, the contract will be performed by one of the Company’s two NG16000X Wind Turbine Installation Vessels currently under construction at Hanwha Ocean in South Korea. Inclusive of mobilization and demobilization, the engagement is expected to be between 210 and 245 days and generate approximately USD 87 million to USD 100 million of gross revenue. Project costs are expected to be USD 15 million in aggregate.

Intention to Enter into Joint Venture for Offshore Wind Foundation Installation

In April 2023, Eneti entered into a non-binding memorandum of understanding indicating its intention to form a joint venture company with Transocean Ltd. (“Transocean”) that will engage in offshore wind foundation installation activities.

Debt Overview

$175.0 Million Credit Facility

On June 30, 2023, we paid a $3.1 million principal installment under our $175.0 Million Credit Facility.

Quarterly Cash Dividend

On August 8, 2023, our Board of Directors declared a quarterly cash dividend of $0.01 per share, or approximately $0.4 million in the aggregate which was paid on September 15, 2023, to all shareholders of record as of August 28, 2023.

Conflict in Ukraine

As a result of the conflict between Russia and Ukraine which commenced in February 2022, the United States, the European Union, and others have announced unprecedented levels of sanctions and other measures against Russia and certain Russian entities and nationals. The ongoing conflict has disrupted supply chains and caused instability and significant volatility in the global economy. Much uncertainty remains regarding the global impact of the conflict in Ukraine and it is possible that such instability, uncertainty and resulting volatility could significantly increase our costs and adversely affect our business. These uncertainties could also adversely affect our ability to obtain additional financing or, if we are able to obtain additional financing, to do so on terms favorable to us. We will continue to monitor the situation to assess whether the conflict could have any material impact on our operations or financial performance.

Results for the Six Months Ended June 30, 2023 Compared to the Results for the Six Months Ended June 30, 2022

	Six Months Ended June 30,
	2023	2022	Change	Change %
Revenue:
Revenue	$52,665	$83,720	$(31,055)	(37)%
Total vessel revenue	52,665	83,720	(31,055)	(37)%
Operating expenses:
Vessel operating and project costs	37,400	36,852	548	1%
Vessel depreciation	12,135	12,460	(325)	(3)%
General and administrative expenses	19,289	21,056	(1,767)	(8)%
Write-down on assets held for sale	49,336	—	49,336	NA
Total operating expenses	118,160	70,368	47,792	68%
Operating loss	(65,495)	13,352	(78,847)	591%
Total revenues for the first half of 2023 were $52.7 million compared to $83.7 million for the same period in 2022. First half 2023 revenues were generated primarily by the Seajacks Scylla, which worked at an offshore wind farm project in the Netherlands, as well as the Company’s three NG2500Xs which performed maintenance on offshore gas production platforms and wind turbine gear maintenance, and consulting revenue. The Seajacks Zaratan began work on the Yunlin project offshore Taiwan in June 2023. The decrease from the prior period is due primarily to lower utilization of the Seajacks Scylla and Seajacks Zaratan in the first half of 2023.

Vessel operating and project costs were relatively flat for the six months ended June 30, 2023 compared to the prior year period. Vessel operating costs were driven by fuel costs and catering (which are typically recharged to clients and presented on a gross basis in both revenue and vessel operating costs), as well as maintenance, which is typically incurred while vessels are off-hire.

General and administrative expenses decreased from the first half of 2022 to the first half of 2023 due to the lower compensation expense, despite the inclusion of approximately $3.3 million in transaction costs related to the Cadeler A/S business combination.

We recorded a write-down on assets of $49.3 million related to the classification of our NG 2500X vessels as held for sale.

Liquidity and Capital Resources
Our primary source of funds for our short-term and long-term liquidity needs will be the cash flows generated from our vessels, which primarily operate on time charters which give us a fixed and stable cash flow for a known period of time, and often places risks, such as weather downtime, on the charterer’s account, as well as the available credit on our undrawn credit facilities.

At June 30, 2023, cash and cash equivalents totaled $77.3 million and restricted cash was $2.1 million. We believe that our current cash and cash equivalents balance and operating cash flows and the available credit under our undrawn credit facilities, as well as our access to credit markets will be sufficient to meet our short-term and long-term liquidity needs for the next 12 months from the date of this report, which are primarily comprised of debt repayment obligations and installments on our newbuildings.

Cash Flow
Operating Activities
    The table below summarizes the effect of the major components of our operating cash flow.

	Six Months Ended June 30,
	2023	2022
Net (loss) income	(67,402)	56,876
Non-cash items included in net income	71,146	(30,501)
Related party balances	(135)	1,016
Effect of changes in other working capital and operating assets and liabilities	(2,021)	(32,093)
Net cash provided by (used in) operating activities	1,588	(4,702)
    The cash flow provided by operating activities for the six months ended June 30, 2023 reflects the higher non-cash items included in the results for the first six months of 2023, as well as changes in working capital.
Investing Activities
Net cash provided by investing activities of $42.4 million reflects payments of costs related to the newbuildings.
Financing Activities
Net cash used in financing activities of $7.0 million primarily reflects the repayments of long term debt and dividends.
Dividend
    As of the date of this filing, our Board of Directors declared and we paid cash dividends totaling $0.03 per share or approximately $1.2 million in the aggregate during 2023.
Secured Credit Facilities

As of June 30, 2023, we had $59.4 million of outstanding borrowings under the credit agreements as shown in the following table (dollars in thousands):

	June 30, 2023	December 31, 2022

$175.0 Million Credit Facility	59,375	65,625
Total debt outstanding	$59,375	$65,625
$175.0 Million Credit Facility

In March 2022, the Company entered into an agreement with DNB Capital LLC, Societe Generale, Citibank N.A., Credit Agricole Corporate and Investment Bank and Credit Industriel et Commercial for a five-year credit facility of $175 million (the “Credit Facility”).

The Credit Facility consists of three tranches: (i) a $75.0 million Green Term Loan (the “Term Loan”), (ii) up to $75.0 million Revolving Loans (the “Revolving Loans”), and (iii) up to $25.0 million revolving tranche for the issuance of letters of credit, performance bonds and other guarantees (the “Letters of Credit”). The Credit Facility has a final maturity date of five years from the signing date, up to 100% of the amounts available under the Revolving Loans may be drawn in Euros and up to 50% of the amounts available under the Letters of Credit may be issued in Euros. The Term Loan tranche (qualified as a green loan) bears interest at Term SOFR (along with a credit adjustment spread depending on duration of interest period) plus a margin of 3.05% per annum, the Revolving Loans tranche bears interest at Term SOFR (along with a credit adjustment spread depending on duration of interest period) plus a margin of 3.15% per annum, and any letters of credit, performance bonds or other guarantees issued under the Letters of Credit tranche bears fees of 3.15% per annum. The amount available for drawing under the Revolving Loans is based upon 50% of contracted cash flows on a forward looking 30 months basis. The terms and conditions of the Credit Facility are similar to those set forth in the similar credit facilities of this type. The green loan accreditation process was supported by a second party opinion from The Governance Group AS of Norway (since acquired by Position Green of Norway).

The $175.0 Million Credit Facility was secured by, among other things: a first priority mortgage over the relevant collateralized vessels; a first priority assignment of earnings, and insurances from the mortgaged vessels (Seajacks Scylla and Seajacks Zaratan) for the facility; a pledge of the earnings account of the mortgaged vessels for the facility; and a pledge of the equity interests of each vessel owning subsidiary under the facility.

Financial Covenants

    Our credit facility discussed above, has, and our future credit facilities and other financing arrangements may have, among other things, the following financial covenants, as amended or waived, the most stringent of which require us to maintain:

•Minimum liquidity of not less than $30.0 million, of which at least $15.0 million must be cash.
•The ratio of net debt to adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”) calculated on a trailing four quarter basis of no greater than 2.75 to 1.00.
•The ratio of adjusted EBITDA to net interest expense calculated on a trailing four quarter basis of at least 5.00 to 1.00.
•Solvency shall not be equal to or less than 50%.
•Minimum fair value of the collateral, such that the aggregate fair value of the vessels collateralizing the credit facility be at least 175% of the aggregate of (i) outstanding amount under such credit facility and (ii) negative value of any hedging exposure under such credit facility (if any), or, if we do not meet these thresholds, to prepay a portion of the loan and cancel such available commitments or provide additional security to eliminate the shortfall.
    Our credit facility discussed above has, and our future credit facilities and other financing arrangements may have, among other things, the following restrictive covenants which may restrict our ability to, among other things:
•incur additional indebtedness;

•sell the collateral vessel, if applicable;
•make additional investments or acquisitions;
•pay dividends; or
•effect a change of control of the Company.

    A violation of any of the financial covenants contained in our credit facilities and other financing arrangements may constitute an event of default under all of our debt agreements, which, unless cured within the grace period set forth under the debt agreement, if applicable, or waived or modified by our lenders, provides our lenders with the right to, among other things, require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our financial covenants, sell vessels in our fleet, reclassify our indebtedness as current liabilities, accelerate our indebtedness, and foreclose their liens on our vessels and the other assets securing the debt agreement, which would impair our ability to continue to conduct our business.

In addition, our credit facility contains, and our future credit facilities and other financing arrangements may contain, subjective acceleration clauses under which the debt could become due and payable in the event of a material adverse change in our business.

    Furthermore, our credit facilities may contain a cross-default provision that may be triggered by a default under one of our other credit facilities or other financing arrangements. A cross-default provision means that a default on one loan would result in a default on certain of our other loans. Because of the presence of cross-default provisions in certain of our credit facilities, the refusal of any one lender under our credit facilities to grant or extend a waiver could result in certain of our indebtedness being accelerated, even if our other lenders under our credit facilities have waived covenant defaults under the respective credit facilities. If our secured indebtedness is accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels and other assets securing our credit facilities if our lenders foreclose their liens, which would adversely affect our ability to conduct our business.

    Moreover, in connection with any waivers of or amendments to our credit facilities and other financing arrangements that we have obtained, or may obtain in the future, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing financing arrangements. These restrictions may further restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.

    As of the date of this filing, we were in compliance with all of the financial covenants contained in our credit facilities that we had entered into as of the date of this filing.

    Please see Note 9, Debt, to our condensed consolidated financial statements for additional information about these credit facilities.

Critical Accounting Estimates
    There have been no material changes to our significant accounting estimates since December 31, 2022 other than those reflected in our unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2023 included elsewhere herein.  For a description of our critical accounting estimates and all of our significant accounting policies, see Note 1 to our audited financial statements and "Item 5 - Operating and Financial Review and Prospects," included in our Annual Report.
Off-Balance Sheet Arrangements and Aggregate Contractual Obligations
    As of June 30, 2023, our contractual obligations and commitments consisted principally of payments due to the shipyard for the construction of our two newbuildings, debt repayments and future minimum purchases under non-cancelable purchase agreements. As of June 30, 2023, there have been no significant changes to such arrangements and obligations since December 31, 2022.

Eneti Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(In thousands, except share amounts)

	June 30	December 31,
	2023	2022
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$77,302	$119,958
Restricted cash	2,115	7,269
Accounts receivable from third parties	29,498	34,875
Inventories	5,006	5,795
Due from related parties	1,072	901
Prepaid expenses and other current assets	9,248	4,740
Contract fulfillment costs	4,297	634
Total current assets	128,538	174,172
Non-current assets
Vessels, net	403,926	521,331
Vessels under construction	149,520	110,969
Assets held for sale	69,300	—
Intangible assets	4,518	4,518
Other assets	2,605	3,514
Total non-current assets	629,869	640,332
Total assets	$758,407	$814,504

Liabilities and shareholders’ equity
Current liabilities
Bank loans, net	$12,072	$12,039
Contract liabilities	14,340	6,706
Corporate income tax payable	524	2,637
Accounts payable and accrued expenses	17,736	23,624
Due to related parties	41	5
Total current liabilities	44,713	45,011
Non-current liabilities
Bank loans, net	46,204	52,253
Deferred tax liabilities	14,557
Other liabilities	1,537	1,926
Total non-current liabilities	62,298	54,179
Total liabilities	107,011	99,190
Commitment and contingencies (Note 7)
Shareholders’ equity
Preferred shares, $0.01 par value per share; 50,000,000 shares authorized; no shares issued or outstanding	—	—
Common shares, $0.01 par value per share; authorized 81,875,000 shares as of June 30, 2023 and December 31, 2022; outstanding 38,647,119 shares as of June 30, 2023 and 38,446,394 as of December 31, 2022	1,136	1,134
Paid-in capital	2,067,650	2,064,168
Common shares held in treasury, at cost; 2,328,179 shares at June 30, 2023 and December 31, 2022	(17,669)	(17,669)

Eneti Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(In thousands, except share amounts)

Accumulated deficit	(1,399,721)	(1,332,319)
Total shareholders’ equity	651,396	715,314
Total liabilities and shareholders’ equity	$758,407	$814,504

See notes to the unaudited condensed consolidated financial statements.

Eneti Inc. and Subsidiaries
Condensed Consolidated Statement of Operations (unaudited)
(Amounts in thousands, except per share amounts)

	For the six months ended June 30
	2023	2022
Revenue:
Revenue	$52,665	$83,720
Total vessel revenue	52,665	83,720
Operating expenses:
Vessel operating and project costs	36,526	36,847
Vessel operating and project costs-related party	874	5
Vessel depreciation	12,135	12,460
General and administrative expenses	18,699	20,505
General and administrative expenses-related party	590	551
Write-down on assets held for sale	49,336	—
Total operating expenses	118,160	70,368
Operating (loss) income	(65,495)	13,352
Other income (expense):
Interest income	1,684	11
Income from equity investment - related party	—	47,197
Foreign exchange gain (loss)	1,476	(2,321)
Financial expense, net	(764)	(397)
Financial expense - related party	—	(1,555)
Total other income	2,396	42,935
(Loss) income before taxes	$(63,099)	$56,287
Income tax expense	4,303	(589)
Net (loss) income after taxes	$(67,402)	$56,876
Weighted-average shares outstanding:
Basic	36,606	38,811
Diluted	36,606	38,827
(Loss) income per common share:
Basic	$(1.84)	$1.47
Diluted	$(1.84)	$1.46

See notes to the unaudited condensed consolidated financial statements.

Eneti Inc. and Subsidiaries
Condensed Consolidated Statement of Changes in Shareholders’ Equity (unaudited)
(Amounts in thousands, except per share amounts)

	Number of shares outstanding	Common stock	Paid-in capital	Treasury Shares	Accumulated deficit	Total
Balance as of January 1, 2023	38,446,394	$1,134	$2,064,168	$(17,669)	$(1,332,319)	$715,314
Net loss					(67,402)	(67,402)
Issuance of restricted stock, net of forfeitures	200,725	2	(2)	—	—	—
Cash dividends declared on stock ($0.02 per common share)	—	—	(772)	—	—	(772)
Restricted stock amortization	—	—	4,255	—	—	4,255
Balance as of June 30, 2023	38,647,119	$1,136	$2,067,650	$(17,669)	$(1,399,721)	$651,396

	Number of shares outstanding	Common stock	Paid-in capital	Treasury Shares	Accumulated deficit	Total
Balance as of January 1, 2022	39,741,204	$1,124	$2,057,958	$(717)	$(1,438,021)	$620,344
Net income					56,876	56,876
Issuance of restricted stock, net of forfeitures	997,500	10	(10)	—	—	—
Cash dividends declared on stock ($0.02 per common share)	—	—	(799)		—	(799)
Treasury Stock		—	—		—	—
Restricted stock amortization	—	—	3,713	—	—	3,713
Balance as of June 30, 2022	40,738,704	$1,134	$2,060,862	$(717)	$(1,381,145)	$680,134

See notes to the unaudited condensed consolidated financial statements.

Eneti Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows (unaudited)
(In thousands)

	Six Months Ended June 30,
	2023	2022
Operating activities
Net (loss) income	$(67,402)	$56,876
Adjustment to reconcile net (loss) income to net cash provided by (used in) operating activities:
Restricted stock amortization	4,255	3,713
Vessel depreciation	12,135	12,460
Amortization of deferred financing costs	404	132
Loss (gain) on asset disposal / vessels sold	49,336	896
Net unrealized gains on investments	—	(46,767)
Dividend income on equity investments	—	(431)
Deferred taxes	5,016	—
Drydocking expenditures	—	(504)
Changes in operating assets and liabilities:
Decrease in inventories	789	753
Decrease (increase) in accounts receivable	5,377	(31,496)
Increase in prepaid expenses and other current assets	(7,432)	(4,687)
Increase in accounts payable, accrued expenses and other liabilities	1,358	6,095
Decrease in taxes payable	(2,113)	(2,758)
(Decrease) increase in related party balances	(135)	1,016
Net cash provided by (used in) operating activities	1,588	(4,702)
Investing activities
Dividend income on equity investments	—	431
Payments for vessels under construction and other fixed assets	(42,376)	(35,836)
Net cash used in investing activities	(42,376)	(35,405)
Financing activities
Proceeds from issuance of debt	—	130,000
Repayments of long term debt	(6,250)	(198,790)
Dividend paid	(772)	(799)
Debt issuance cost paid	—	(3,235)
Net cash used in financing activities	(7,022)	(72,824)
Decrease in cash, cash equivalents and restricted cash	(47,810)	(112,931)
Cash, cash equivalents and restricted cash, beginning of period	127,227	153,977
Cash, cash equivalents and restricted cash, end of period	$79,417	$41,046
Supplemental cash flow information:
Interest paid	$1,279	$2,218
Taxes paid	$2,698	$2,165
Non-cash investing and financing activities
Right of use assets obtained in exchange for operating lease liabilities	$—	$1,035
See notes to the unaudited condensed consolidated financial statements.

ENETI INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

ENETI INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements
1.Organization and Basis of Presentation
Company
Eneti Inc. (the “Company”) was incorporated in the Republic of the Marshall Islands on March 20, 2013. The Company is a leading provider of installation and maintenance vessels to the offshore wind sector and is focused on the offshore wind and marine-based renewable energy industry and has invested in the next generation of Wind Turbine Installation Vessels (“WTIVs”). The Company operates five WTIVs, which in addition to wind farm installation can perform maintenance, construction, decommissioning and other tasks within the offshore industry. The Company typically operates its five WTIVs (collectively “our fleet”) on modified time charters, which provide a fixed and stable cash flow for a known period of time, and often places risks, such as weather downtime, on the charterer’s account.

Marine Energy

In August 2021, Eneti completed its acquisition of Atlantis Investorco Limited, the parent of Seajacks International Limited (“Seajacks”), after which Seajacks became a wholly-owned subsidiary of Eneti. The Company is focused on the offshore wind and marine-based renewable energy industry and has invested in the next generation of wind turbine installation vessels (“WTIV”). The Company operates five WTIVs, which in addition to wind farm installation can perform maintenance, construction, decommissioning and other tasks within the offshore industry. The Company typically operates its five WTIVs (collectively “the fleet”) on modified time charters, which provides a fixed and stable cash flow for a known period of time, and often places risks, such as weather downtime, on the charterer’s account. The fleet currently consists of the following vessels:

Vessel Name	Vessel Design	Year Built
Seajacks Scylla	NG14000	2015
Seajacks Zaratan	NG5500	2012
Seajacks Leviathan	NG2500	2009
Seajacks Hydra	NG2500	2014
Seajacks Kraken	NG2500	2009

The commercial and technical management of the fleet enables the Company to have very competitive operating expenses and high vessel maintenance standards. The Company conducts a significant portion of the commercial and technical management of its vessels in-house through its wholly owned subsidiaries. The Company believes that having control over the commercial and technical management allows it to more closely monitor its operations and to offer consistent higher quality performance, reliability, safety and sustainability and efficiency in arranging charters and the maintenance of the Company’s vessels. The Company also believes that these management capabilities contribute significantly in maintaining a lower level of vessel operating and maintenance costs, without sacrificing the quality of its operations.

The Company’s marine energy business is managed as a single operating segment.
Business Combination

During the second quarter of 2023, the Company and Cadeler A/S, another offshore wind turbine and foundation installation company, entered into a business combination agreement to combine through a stock-for-stock exchange offer to be made to all stockholders of Eneti based on an exchange ratio of 3.409 Cadeler shares for each Eneti share (the “Exchange Offer”).

Following the completion of the Exchange Offer, Cadeler and Eneti shareholders will own approximately 60% and 40% of the combined company, respectively, on the basis of the share counts for each of Cadeler and Eneti as of June 16, 2023 and assuming all outstanding Eneti shares are exchanged for Cadeler shares in the Exchange Offer.

The combined entity will be named Cadeler A/S and the combination is expected to close in the fourth quarter of 2023; subject to regulatory approvals and applicable conditions being met. Additional information about the business combination can be found in the Company’s previously furnished report on Form 6-K, dated June 16, 2023.
Basis of accounting
The unaudited condensed consolidated financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. All intercompany accounts and transactions have been eliminated in consolidation. In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of financial position as of June 30, 2023 and the Company’s result of operations for the six months ended June 30,

ENETI INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements
2023 and 2022, and cash flows for the six months ended June 30, 2023 and 2022. The unaudited condensed consolidated balance sheet as of December 31, 2022 was derived from audited financial statements.
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reporting amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets, liabilities, revenues and expenses. Actual results could differ from those estimates.
Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted in accordance with Securities and Exchange Commission, or the SEC, rules and regulations; however, management believes that the disclosures herein are adequate to make the information presented not misleading. This report should be read in conjunction with the audited financial statements and the notes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022.
Going concern
These condensed consolidated financial statements have been prepared on a going concern basis.

2.Earnings Per Common Share
The following is a reconciliation of the basic and diluted (loss) earnings per share computations (amounts in thousands, except per share amounts):

	June 30
Six Months Ended	2023	2022
Net (loss) income for basic and diluted earnings per share	$(67,402)	$56,876

Common shares outstanding and common stock equivalents:
Weighted average shares basic	36,606	38,811
Effect of dilutive securities	—	16
Weighted average common shares - diluted	36,606	38,827

(Loss) income per share:
Basic	$(1.84)	$1.47
Diluted	$(1.84)	$1.46
The following is a summary of anti-dilutive equity awards not included in detailed (loss) earnings per share computations for the six months ended June 30, 2023 and 2022 (in thousands).

	June 30
	2023	2022
Anti-dilutive equity awards	2,004	844

ENETI INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements
3.Vessels, net
At June 30, 2023 the Company owned five WTIVs vessel. A rollforward of activity within vessels is as follows (in thousands):

Balance at December 31, 2022	$521,331
Transfer to assets held for sale or disposed	(118,636)
Additions and other	13,366
Depreciation	(12,135)
Balance at June 30, 2023	$403,926
Vessels Owned

Vessel Name	Year Built
Seajacks Scylla	2015
Seajacks Zaratan	2012
Seajacks Leviathan	2009
Seajacks Hydra	2014
Seajacks Kraken	2009

4.Vessels under Construction

Vessels under construction was $149.5 million and $111.0 million as of June 30, 2023 and December 31, 2022, respectively, consisting primarily of installments paid to shipyards on the Company’s newbuilding contracts with Hanwha Ocean Co., Ltd. (formerly known as Daewoo Shipbuilding and Marine Engineering) for the construction of two next-generation offshore WTIVs. The aggregate contract price is approximately $654.7 million. The vessels are expected to be delivered in the fourth quarter of 2024 and second quarter of 2025, respectively.

ENETI INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements
5. Assets Held for Sale
Assets held for sale at June 30, 2023 and December 31, 2022 were $69.3 million and $0.0 million, respectively.
During June 2023, the Company’s Board of Directors authorized the Company to sell its three NG2500X vessels. As a result of this decision, the Company classified its NG2500X fleet as held for sale at June 30, 2023 and recorded a write down on assets held for sale of $49.3 million.
During July 2023, the Company entered into an agreement with an unaffiliated third party to sell the Seajacks Hydra, Seajacks Leviathan and the Seajacks Kraken for approximately $70.0 million in aggregate. Delivery of the vessels are expected to take place before the end of 2023. The sale is expected to provide net cash proceeds of approximately $56.8 million after the repayment of amounts due on the term loan tranche under the $175.0 million Credit Facility and related selling costs.

6.Commitments and Contingencies
Legal Matters
The Company is periodically involved in litigation and various legal matters that arise in the normal course of business. Such matters are subject to many uncertainties and outcomes which are not predictable. At the current time, the Company does not believe that any legal matters could have a material adverse effect on its financial position or future results of operations and therefore has not recorded any reserves in relation thereto as of June 30, 2023.
Capital Commitments
The Company is currently under contract with Hanwha Ocean Co., Ltd. (formerly known as Daewoo Shipbuilding and Marine Engineering) for the construction of two next-generation offshore WTIVs. The aggregate contract price is approximately $654.7 million of which $131.0 million has been paid as of June 30, 2023. The vessels are expected to be delivered in the first and third quarters of 2025, respectively. At June 30, 2023, the estimated future payment dates and amounts are as follows (dollars in thousands):

	DSME1	DSME2
2023	$—	$—
2024	66,072	64,882
2025	198,217	194,644
	$264,289	$259,526
Performance Bonds
Under certain circumstances, the Company issues either advance payment or performance bonds upon signing a wind turbine installation contract. An advance payment bond protects the money being advanced to the Company by the client at the start of the project. The bond will protect the client for the full advanced amount should Seajacks default on the agreement. A performance bond can be issued to the client as a guarantee against the Company meeting the obligations specified in the contract. At June 30, 2023, there was approximately $1.9 million of bonds issued. At December 31, 2022, there was approximately $14.0 million of bonds issued.
At June 30, 2023, the Company had a restricted cash of $2.1 million, which served as cash collateral on the performance bond issued.
Other
As of June 30, 2023, the Company’s contractual obligations and commitments consisted principally of debt repayments and future minimum purchases under non-cancelable purchase agreements. As of June 30, 2023, there have been no significant changes to such arrangements and obligations since December 31, 2022 other than as noted below (see Note 9, Debt, to the condensed consolidated financial statements).
.

ENETI INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements
7.Accounts Payable and Accrued Expenses
Accounts payable and accrued expenses consist of the following (in thousands):

	As of
	June 30, 2023	December 31, 2022
Accounts payable	$4,938	$9,856
Accrued operating	6,758	6,264
Accrued administrative	6,040	7,504
Accounts payable and accrued expenses	$17,736	$23,624
Accounts payable primarily consists of obligations to suppliers arising in the normal course of business. Accrued operating includes obligations arising from operation of the Company’s vessels, such as operating costs. Accrued administrative relates to obligations that are corporate or financing in nature, such as payroll, professional fees, interest and commitment fees.
8.Common Shares
Dividend
During the six months ended June 30, 2023 and 2022, the Company’s Board of Directors declared and the Company has paid cash dividends totaling $0.02 per share or approximately $0.8 million in aggregate.

9.Debt
The Company’s long-term debt consists of the bank loans summarized as follows (in thousands):

	June 30, 2023	December 31, 2022
Credit Facilities:
$175.0 Million Credit Facility	$59,375	$65,625
Total bank loans outstanding	59,375	65,625
Less: Current portion	(12,500)	(12,500)
	$46,875	$53,125

	June 30, 2023			December 31, 2022
(amounts in thousands)	Current	Non-current	Total	Current	Non-current	Total
Total debt, gross	$12,500	$46,875	$59,375	$12,500	$53,125	$65,625
Unamortized deferred financing costs	(428)	(671)	(1,099)	(461)	(872)	(1,333)
Total debt, net	$12,072	$46,204	$58,276	$12,039	$52,253	$64,292
$175.0 Million Credit Facility

In March 2022, the Company entered into an agreement with DNB Capital LLC, Societe Generale, Citibank N.A., Credit Agricole Corporate and Investment Bank and Credit Industriel et Commercial for a five-year credit facility of $175.0 million (the “Credit Facility”).

The Credit Facility consists of three tranches: (i) a $75.0 million Green Term Loan (the “Term Loan”), (ii) up to $75.0 million Revolving Loans (the “Revolving Loans”), and (iii) up to $25.0 million revolving tranche for the issuance of letters of credit,

ENETI INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements
performance bonds and other guarantees (the “Letters of Credit”). The Credit Facility has a final maturity date of five years from the signing date, up to 100% of the amounts available under the Revolving Loans may be drawn in Euros and up to 50% of the amounts available under the Letters of Credit may be issued in Euros. The Term Loan tranche (qualified as a green loan) bears interest at Term SOFR (along with a credit adjustment spread depending on duration of interest period) plus a margin of 3.05% per annum, the Revolving Loans tranche bears interest at Term SOFR (along with a credit adjustment spread depending on duration of interest period) plus a margin of 3.15% per annum, and any letters of credit, performance bonds or other guarantees issued under the Letters of Credit tranche bears fees of 3.15% per annum. The amount available for drawing under the Revolving Loans is based upon 50% of contracted cash flows on a forward looking 30 months basis. The terms and conditions of the Credit Facility are similar to those set forth in the similar credit facilities of this type. The green loan accreditation process was supported by a second party opinion from The Governance Group AS of Norway (since acquired by Position Green of Norway).

The $175.0 million Credit Facility was secured by, among other things: a first priority mortgage over the relevant collateralized vessels; a first priority assignment of earnings, and insurances from the mortgaged vessels (Seajacks Scylla and Seajacks Zaratan) for the facility; a pledge of the earnings account of the mortgaged vessels for the facility; and a pledge of the equity interests of each vessel owning subsidiary under the facility.

Financial Covenants

    The Company’s credit facility, as amended through June 30, 2023, have financial covenants with which the Company must comply:
•Minimum liquidity of not less than $30.0 million, of which at least $15.0 million must be cash.
•The ratio of net debt to adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”) calculated on a trailing four quarter basis of no greater than 2.75 to 1.00.
•The ratio of adjusted EBITDA to finance charges on a trailing four quarter basis of at least 5.00 to 1.00.
•Solvency shall not be equal to or less than 50%.
•Minimum fair value of the collateral, such that the aggregate fair value of the vessels collateralizing the credit facility be at least 175% of the aggregate of (i) outstanding amount under such credit facility and (ii) negative value of any hedging exposure under such credit facility (if any), or, if the Company does not meet these thresholds, to prepay a portion of the loan and cancel such available commitments or provide additional security to eliminate the shortfall.
    The Company’s credit facilities set out above have, among other things, the following restrictive covenants which may restrict its ability to:

•incur additional indebtedness;
•sell the collateral vessel, if applicable;
•make additional investments or acquisitions;
•pay dividends; or
•effect a change of control of the Company.

    In addition, the Company’s credit facility contains subjective acceleration clauses under which the debt could become due and payable in the event of a material adverse change in the Company’s business.

As of June 30, 2023, the Company was in compliance with the financial covenants of its credit facility. The Company expects to remain in compliance with the financial covenants of its credit facility for the next twelve months.

    Interest rates on the Company’s credit facility for the six months ended June 30, 2023 was approximately 3.2% per annum. The Company records its interest expense as a component of Financial expense, net on its Condensed Consolidated Statement of Operations. For the six months ended June 30, 2023 and 2022, Financial expense, net consists of:

ENETI INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

	Six Months Ended June 30,
(amounts in thousands)	2023	2022
Interest expense	$3,200	$2,363
Interest expense - related party	—	1,555
Amortization of deferred financing costs	404	132
Capitalized interest	(3,622)	(2,216)
Other	782	118
Financial expense, net	$764	$1,952

ENETI INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements
10.Fair Value Measurements
The carrying amount and fair value of financial instruments at June 30, 2023 and December 31, 2022 were as follows (in thousands):

		June 30, 2023		December 31, 2022
	Level	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:
Cash, cash equivalents and restricted cash	1	$79,417	$79,417	$127,227	$127,227

Financial liabilities:
Bank loans, net	2	58,276	58,276	64,292	64,292
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, various methods are used including market, income and cost approaches. Based on these approaches, certain assumptions that market participants would use in pricing the asset or liability are used, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market-corroborated, or generally unobservable firm inputs. Valuation techniques that are used maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, fair value measured financial instruments are categorized according to the fair value hierarchy prescribed by ASC 820, Fair Value Measurements and Disclosures. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:
•Level 1: Fair value measurements using unadjusted quoted market prices in active markets for identical, unrestricted assets or liabilities.
•Level 2: Fair value measurements using correlation with (directly or indirectly) observable market-based inputs, unobservable inputs that are corroborated by market data, or quoted prices in markets that are not active.
•Level 3: Fair value measurements using inputs that are significant and not readily observable in the market.
Cash, cash equivalents and restricted cash comprise cash on hand and demand deposits, and other short-term highly-liquid investments with original maturities of three months or less, and that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. The carrying value of cash and cash equivalents approximates fair value due to the short-term nature of these instruments.
The carrying value of the Company’s secured bank loans are measured at amortized cost using the effective interest method. The Company considers that the carrying value approximates fair value because (i) the interest rates on these instruments change with, or approximate, market interest rates and (ii) the credit risk of the Company has remained stable.
These amounts are shown net of $1.1 million and $1.3 million of unamortized deferred financing costs on the Company’s condensed consolidated balance sheet as of June 30, 2023 and December 31, 2022, respectively.
Certain of the Company’s assets and liabilities are carried at contracted amounts that approximate fair value due to their short maturity. Assets and liabilities that are recorded at contracted amounts approximating fair value consist primarily of balances with related parties, prepaid expenses and other current assets, accounts payable and accrued expenses.

ENETI INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements
11.Related Party Transactions
The Company’s co-founder, Chairman and Chief Executive Officer, Mr. Emanuele Lauro, and the Company’s Vice President, Mr. Filippo Lauro, are members of the Lolli-Ghetti family, which owns and controls the Scorpio group of companies, or Scorpio. Scorpio includes SSM, which has provided the Company with vessel technical management services, SCM, which has provided the Company with vessel commercial management services, SSH, which provides the Company and other related entities with administrative services and services related to the acquisition of vessels, and Scorpio UK Limited, or SUK, which has provided the Company with vessel chartering services. SSH also has a majority equity interest in a port agent that has provided supply and logistical services for the Company’s vessels operating in its regions. In 2009, Mr. Emanuele Lauro also co-founded Scorpio Tankers (NYSE: STNG), a large international shipping company engaged in seaborne transportation of refined petroleum products, of which he is currently the Chairman and Chief Executive Officer. Mr. Emanuele Lauro also has a senior management position at Scorpio. The Company’s co-founder, President and Director, Mr. Robert Bugbee, is also the President and a Director of Scorpio Tankers and has a senior management position at Scorpio. The Company’s Vice President, Mr. Filippo Lauro and the Company’s Chief Operating Officer, Mr. Cameron Mackey, also hold the office of Vice President and Chief Operating Officer at Scorpio Tankers, respectively, and have senior management positions at Scorpio. From December 2018 to June 2021, Messrs. Emanuele Lauro, Robert Bugbee, Filippo Lauro and Cameron Mackey have served in similar capacities for Hermitage Offshore Services Ltd., formerly Nordic American Offshore Ltd.

Administrative Services Agreement
Effective September 21, 2021, the Company entered into the Amendment No. 1 to Administrative Services Agreement with SSH, a related party, for the provision of administrative staff, office space and accounting, legal compliance, financial and information technology services for which the Company reimburses SSH for the direct and indirect expenses incurred while providing such services. The services provided to the Company by SSH may be sub-contracted to other entities.

In addition, SSH has agreed with the Company not to own any vessels engaged in seabed preparation, transportation, installation, operation and maintenance activities related to offshore wind turbines so long as the Amended Administrative Services Agreement is in full force and effect. The agreement may be terminated by either party providing three months’ notice.

Master Agreement
On October 20, 2021, the Company entered into a support agreement with SSM pursuant to which SSM provides technical advice and services to the Company in connection with the construction of the newbuilding WTIV at Hanwha Ocean Co., Ltd. (formerly known as Daewoo Shipbuilding and Marine Engineering). In consideration for these services, the Company paid SSM a fee of $671,200, and thereafter, will pay a monthly fee in the amount of $41,667. These payments are being capitalized as a cost to build the vessel and are included in Vessels under construction, on the Consolidated Balance Sheet.
The fees of certain consultants and the salaries of certain SUK employees are allocated to the Company for services performed for the Company.

The Company has paid a related party port agent for supply and logistical services, which are charged as vessel operating costs.

The Company pays a related party travel service provider for travel services, which are charged as general and administrative expenses.

In October 2018, the Company invested $100.0 million in Scorpio Tankers for approximately 54.1 million (which was subsequently adjusted to 5.4 million shares after a one-for-ten reverse stock split effected by Scorpio Tankers on January 18, 2019), or 10.9% (as of October 12, 2018), of Scorpio Tankers issued and outstanding common shares. The investment was part of a larger $337.0 million equity raise by Scorpio Tankers through a public offering of its common shares. Scorpio Tankers is a large international shipping company incorporated in the Republic of the Marshall Islands engaged in seaborne transportation of refined petroleum products. The Company and Scorpio Tankers have a number of common shareholders. They also share a number of directors and officers, including Mr. Emanuele Lauro who serves as the Chairman and Chief Executive Officer of both companies, Mr. Robert Bugbee, who serves as President and a Director of both companies, Mr. Cameron Mackey, who serves as Chief Operating Officer of both companies, and Mr. Filippo Lauro, who serves as Vice President of both companies. In October 2019, the Company’s Board of Directors declared a one-time special stock dividend to the shareholders of the Company of approximately one million shares of common stock of Scorpio Tankers. In May 2020, the Company sold 2.25 million shares of Scorpio Tankers for aggregate net proceeds of approximately $42.7 million. In August 2022, the Company sold the remaining 2.16 million common shares of Scorpio Tankers it held for aggregate net proceeds of approximately $82.5 million. There were no other significant transactions between the Company and Scorpio Tankers. This investment was accounted for under the equity method utilizing the fair value option.

ENETI INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements
As part of the Seajacks transaction, the Company issued subordinated redeemable notes totaling $70.7 million, with a final maturity of March 31, 2023 and which bear interest at 5.5% until December 31, 2021 and 8.0% afterwards, to the former owners of Seajacks, who, in the aggregate, held approximately 4.5 million common shares of the Company at September 30, 2022. The redeemable notes were repaid in May 2022.

The Company also assumed $87.7 million of subordinated, non-amortizing debt due in September 2022 and owed to financial institutions with guarantees provided by the former owners of Seajacks to whom the Company paid a fee of 0.3% of the outstanding balance through November 2021 and 5.0% afterwards. This debt was repaid in February 2022.

For the six months ended June 30, 2023 and 2022, the Company had the following transactions with related parties, which have been included in the Condensed Consolidated Statements of Operations, and the following balances with related parties at June 30, 2023 and December 31, 2022, which have been included in the Condensed Consolidated Balance Sheet (amounts in thousands):

	For the Six Months Ended June 30,
	2023	2022
Vessel operating cost:
Bunker supplier	$874	$—
Port agent	$—	$5
Total vessel operating cost	$874	$5
General and administrative expense:
SCM	$53	$24
SSH	436	313
SUK	140	321
Scorpio Kamsarmax Pool	(3)	(22)
Scorpio Ultramax Pool	(36)	(85)
Total general and administrative expense	$590	$551
Income from equity investments:
Scorpio Tankers Inc.	$—	$47,197
Financial expense, net
Marubeni Corporation	$—	$804
INCJ. Ltd	—	700
Mitsui O.S.K, Lines Ltd.	—	51
Total financial expense, net	$—	$1,555

ENETI INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

	As of
	June 30, 2023	December 31, 2022
Assets
Due from related parties-current:
Scorpio Kamsarmax Pool	$294	$297
Scorpio Ultramax Pool	624	604
SSH	36	—
Bunker Supplier	118	—
Total due from related parties-current	$1,072	$901
Liabilities
Due to related parties-current :
SCM	$41	$—
SSH	—	5
Total due to related parties-current	$41	$5

12.Leases
As of June 30, 2023, the Company is lessor for five self-propelled jack-up vessels which are time-chartered for an agreed period of time, generally between 2 months to 9 months. There is a lease component of the hire and a service component. The service component involves maintenance of the vessel in a good condition together with the deployment of the crew classified as revenue under ASC 606. The Company has elected to apply the practical expedient under ASC 842 related to the lessor ability to combine lease and non-lease components as the performance obligations in relation to both the service element and lease element are satisfied ratably over the period of the contract. Therefore, such revenue is recorded on a straight-line basis.
The following are the current Company contracts, as lessee, that fall under ASC 842:
The Company leases two combination office space and warehouse facilities located in Great Yarmouth, UK and Taiwan and a marine base in Middlesbrough, UK.
•Great Yarmouth, UK - 22,000 square feet, 15 year lease expiring in June 2027
•Taiwan - 2,500 square feet, 5 year lease expiring in February 2025
•Middlesbrough, UK - 135 acre site, 3 year lease expiring in March 2025
The following table summarizes other supplemental information about the Company’s operating leases:

ENETI INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements
Operating lease right-of-use assets and lease liabilities for charter-in lease terms not qualifying for any exceptions as of June 30, 2023 and December 31, 2022 (in thousands):

Description	Location in Balance Sheet	June 30, 2023	December 31, 2022
Assets:
Right of use assets	Other assets	$1,430	$1,629

Liabilities:
Current portion - operating leases	Accounts payable and accrued expenses	$722	$674
Non-current portion - operating leases	Other liabilities	$1,396	$1,683
Maturities of operating lease liabilities for charter-in contracts with initial noncancelable terms in excess of one year at June 30, 2023 are as follows (in thousands):

Year
2023*	$404
2024	806
2025	491
2026	397
2027	192
Thereafter	—
Total lease payments	$2,290
Less: Imputed interest **	(172)
Total present value of operating lease liabilities	$2,118
Less: Short-term portion	(722)
Long-term operating lease liabilities	$1,396

*For remaining six months ended December 31, 2023

**Based on incremental borrowing rate of 5%
The following table summarizes lease cost for the six months ended June 30, 2023 (in thousands):

Operating lease costs	$355
The following table summarizes other supplemental information about the Company’s operating leases as of June 30, 2023:

Weighted average discount rate	5.0%
Weighted average remaining lease term	3.3 years

13. Income Taxes
Eneti Inc. is incorporated in the Republic of the Marshall Islands, and in accordance with the income tax laws of the Marshall Islands, is not subject to Marshall Islands income tax. The Company, through its Seajacks business, operates in various countries and records income taxes based upon the tax laws and rates of the countries in which it operates and earns income.
The liability method is used to account for income taxes. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the tax rates that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to amounts which are more likely than not to be realized.
Income tax expense for the six months ended June 30, 2023 and 2022 consisted of the following components (dollars in thousands).

ENETI INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

	Six Months Ended June 30,
	2023	2022
Current
Foreign	$665	$(589)

Deferred
Foreign	$3,638	$—

Total	$4,303	$(589)

(Loss) income before income taxes for the six months ended June 30, 2023 and 2022 consisted of the following (dollars in thousands).

	Six Months Ended June 30,
	2023	2022
Foreign	$(63,099)	$56,287
Total	$(63,099)	$56,287

The components of the Company’s net deferred tax asset at June 30, 2023 and December 31, 2022 are as follows (dollars in thousands):

	June 30, 2023	December 31, 2022
Deferred tax assets
Net operating loss and capital loss carryover	$56,758	$53,165
Depreciation	66,208	42,603
Other	9,705	6,741
Total deferred tax assets	$132,671	$102,509
Less: Valuation allowance	(132,671)	(102,509)
Total deferred tax assets, net of valuation allowance	$—	$—
Total deferred tax liabilities	$14,557	$—
Net deferred tax liability	$(14,557)	$—

Under ASC 740, Income Taxes, the Company regularly assesses the need for a valuation allowance against its deferred taxes. In making that assessment, both positive and negative evidence is considered related to the likelihood of realization of the deferred tax assets to determine, based on the weight of available evidence, whether it is more-likely than not that some or all of its deferred tax assets will not be realized. In evaluating the need for a valuation allowance, the Company considered its cumulative pre-tax losses in a jurisdiction over the previous years as a significant piece of negative evidence. Prevailing accounting guidance limits the ability to consider other subjective evidence to support deferred tax assets, such as projections of future profits, when objective verifiable evidence such as a cumulative loss exists. As a result, the Company recorded a full valuation allowance against its deferred tax assets in jurisdictions where evidence supports the deferred tax assets are not more likely than not to be realized.

The deferred tax liability relates to the difference in tax and book value for a vessel operating in Japan.

Net operating loss carryforwards expire as follows (dollars in thousands):

	Amount	Years remaining
United Kingdom	$227,031	Indefinite
Japan	10,949	Indefinite
Total	$237,980

The effective tax rate amounts to (7.0)% compared to a statutory income tax rate of the parent entity Eneti Inc. of 0%. The United Kingdom jurisdiction group activities does not give rise to a current tax liability as there was a sufficient tax loss

ENETI INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements
position. Given the full valuation allowance on the deferred tax positions, all deferred taxes movements are not recognized in the period.

14. Segments
Marine Energy (acquired August 2021)

In August 2020, the Company announced its intention to transition away from dry bulk commodity transportation and towards marine based renewable energy. In July 2021, the Company completed its exit from the dry bulk commodity transportation business. Effective with the August 2021 acquisition of Seajacks, the Company’s sole business is principally engaged in the ownership, management and operation of five self-propelled jack up vessels primarily servicing the offshore wind turbine and oil and gas industries. The Company is organized into one operating segment, marine energy, through which the Company’s chief operating decision maker manages the Company’s business, assesses performance and allocates resources. Vessels are opportunistically marketed as multi-vessel solutions based upon market needs of all potential customers in all industries. They are marketed under a singular Seajacks brand name, and can be moved from one geographical area to another.
Certain of the corporate general and administrative expenses incurred by the Company are not attributable to any specific segment. Accordingly, these costs are not allocated to any of the Company’s segments and are included in the results below as “Corporate”.
The following schedule presents segment information about the Company’s operations for the six months ended June 30, 2023 and 2022 (in thousands).

	Marine Energy Segment	Corporate	Total
Six Months Ended June 30, 2023
Vessel revenue	$52,665	$—	$52,665
Vessel operating cost	37,400	—	37,400
Charterhire expense	—	—	—
Vessel depreciation	12,135	—	12,135
General and administrative expenses	6,336	12,953	19,289
Loss / write-down on assets held for sale	49,336	—	49,336
Interest income		1,684	1,684
Foreign exchange gain		1,476	1,476
Financial expense, net		(764)	(764)
Loss before taxes	$(52,542)	$(10,557)	$(63,099)

	Marine Energy Segment	Corporate	Total
Six Months Ended June 30, 2022
Vessel revenue	$83,720	$—	$83,720
Vessel operating cost	36,852	—	36,852
Vessel depreciation	12,460	—	12,460
General and administrative expenses	7,564	13,492	21,056
Interest income	—	11	11
Income from equity investment	—	47,197	47,197
Foreign exchange loss	—	(2,321)	(2,321)
Financial expense, net	—	(1,952)	(1,952)
Income before taxes	$26,844	$29,443	$56,287

ENETI INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements
Geographic Areas
The Company operates its marine energy business internationally, primarily in Europe and Asia. Please see Note 15, Revenues, for revenues attributed to geographic locations.
Marine Energy
The following schedule presents geographic information about the Company’s long-lived assets at June 30, 2023 and December 31, 2022 (in thousands):

Geographic Areas
	June 30, 2023	December 31, 2022
Europe:
United Kingdom	$—	$108,417
France	—	$—
Netherlands	285,502	$—
Total Europe	285,502	108,417
Asia:
Taiwan	118,424	291,561
Singapore	—	—
Japan	—	121,353
Total Asia	118,424	412,914
Total	$403,926	$521,331

15.Revenues

Revenue Disaggregation Analysis by Activity

	Six months ended June 30,
$000s	2023	2022
Seajacks business:
Time charter revenue	$43,563	$41,606
Service revenue	6,764	32,651
Project revenue	—	1,982
Construction supervision revenue	2,338	7,291
Total Seajacks revenue	52,665	83,530
Other	—	190
Total revenues	$52,665	$83,720

Service revenue relates to mobilization and demobilization fees, catering and other similar costs incurred and recharged to the charterers and provision of vessel management services as part of the time charter arrangement. Project revenue relates to construction contract revenue.

Disaggregation of Seajacks Revenue

The following table disaggregates the Company’s revenue geographically, as it believes it best depicts how the nature, amount, timing and uncertainty of the Company’s revenue and cash flows are affected by economic factors. Revenue attribution is determined by location of project.

ENETI INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

$000s	Six months ended June 30,
Geographical analysis:	2023	2022
Asia:
Japan	$139	21,838
Taiwan	7,918	47,416
Total Asia	8,057	69,254
Europe:
France	24,114	—
Germany	—	4,966
Netherlands	11,045	5,328
UK	7,111	2,000
Total Europe	42,270	12,294
USA	2,338	1,982
All Other	—	190
Total Revenue	$52,665	$83,720

During the six months ended June 30, 2023, revenue recorded from five major customers contributing more than 10% revenue each were ($000s): $19,895, $10,756, $10,183, $6,697 and $5,135.

During the six months ended June 30, 2022, revenue recorded from two major customers contributing more than 10% revenue were ($000s): $47,416 and $21,838

Contract Assets and Liabilities

Contract assets include unbilled amounts when revenue recognized exceeds the amount billed to the customer under contracts where revenue is recognized over-time. There were no contract assets as of June 30, 2023 or December 31, 2022.

Contract liabilities consist of advance payments, billings in excess of revenue recognized and deferred revenue. All contract liabilities are expected to be realized within 12 months.

ENETI INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

16.Subsequent Events
Dividend

On August 8, 2023, the Company’s Board of Directors declared a quarterly cash dividend of $0.01 per share, or approximately $0.4 million in the aggregate, which was paid on September 15, 2023, to all shareholders of record as of August 28, 2023.

Sale of NG 2500X Vessels

During July 2023, the Company entered into an agreement with an unaffiliated third party to sell the Seajacks Hydra, Seajacks Leviathan and the Seajacks Kraken for approximately $70.0 million in aggregate. Delivery of the vessels are expected to take place before the end of 2023. The sale is expected to provide net cash proceeds of approximately $56.8 million after the repayment of amounts due on the term loan tranche under the $175.0 million Credit Facility and related selling costs. These vessels were classified as held for sale as of June 30, 2023. (See Note 5, Assets Held for Sale.)

Business Combination

During the second quarter of 2023, the Company and Cadeler A/S, another offshore wind turbine and foundation installation company, entered into a business combination agreement to combine through a stock-for-stock exchange offer to be made to all stockholders of Eneti based on an exchange ratio of 3.409 Cadeler shares for each Eneti share (the “Exchange Offer”).

Following the completion of the Exchange Offer, which is expected to close in the fourth quarter of 2023, Eneti will incur costs of $45 million related to the impact of the termination of employment following a change of control of Eneti as well as severance benefits, and $12.5 million in financial advisory fees payable at the closing of the transaction, as well as other professional fees.